                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549
                            _______________

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                      (Amendment No.         )/1/

                           Atlas Corporation
----------------------------------------------------------------------
                           (Name of issuer)

                             Common Stock
----------------------------------------------------------------------
                    (Title of class of securities)

                               04926730
----------------------------------------------------------------------
                            (CUSIP number)

                                                   N. Jordan
      Ben L. Keisler, Esq.                         Secretary                        Robert W. Micsak, Esq.
Vice President & General Counsel                    Minorco                    Vice President & General Counsel
     Minorco (U.S.A.) Inc.                    9 Rue Sainte Zithe              Independence Mining Company Inc.
30 Rockefeller Plaza, Suite 4212             L-2763, Luxembourg City              5251 DTC Parkway, Suite 700
    New York, New York 10177                        Luxembourg                      Englewood, Colorado 80111
        (212) 332-3633                            (352) 404-1101                         (303) 889-0700

----------------------------------------------------------------------
             (Name, address and telephone number of person authorized to receive notices and communications)

                           October 27, 1995
----------------------------------------------------------------------
        (Date of event which requires filing of this statement)

   If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

        Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                    (Continued on following pages)

                         (Page 1 of 64 pages)
_______________

     /1/ The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  04926730               13D               Page 2 of 64 pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Independence Mining Company Inc.                 EIN:  13-2937806

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    1,400,000 (See Item 5)

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    1,400,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400,000 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.94%

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  04926730               13D               Page 3 of 64 pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Minorco (U.S.A.) Inc. - Solely due to indirect ownership through its ownership of 100% of the common stock of Independence
     Mining Company Inc.                              EIN:  84-1137980

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    1,400,000 (See Item 5)

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    1,400,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400,000 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.94%

14   TYPE OF REPORTING PERSON*

     CO

CUSIP No.  04926730               13D               Page 4 of 64 pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Minorco - Solely due to indirect ownership through its wholly owned subsidiary, Minorco (U.S.A.) Inc., which in turns owns
     100% of the common stock of Independence Mining Company Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                               (b) [X]

3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                         [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

               7    SOLE VOTING POWER

                    -0-

               8    SHARED VOTING POWER

                    1,400,000 (See Item 5)

               9    SOLE DISPOSITIVE POWER

                    -0-

               10   SHARED DISPOSITIVE POWER

                    1,400,000 (See Item 5)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,400,000 (See Item 5)

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                       [ ]


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.94%

14   TYPE OF REPORTING PERSON*

     CO

ITEM 1.   SECURITY AND ISSUER.
          -------------------

          This statement relates to Common Stock (the "Common Shares") of Atlas Corporation, a Delaware corporation ("Atlas"), which has its principal executive offices at 370 17th Street, Suite 3150, Denver, Colorado 80202.

ITEM 2.   IDENTITY AND BACKGROUND.
          -----------------------

          (a) This statement is being jointly filed by each of the following persons pursuant to Rule 13d-(1)(f) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"):
(i) Independence Mining Company Inc., a Delaware corporation ("Independence"), by virtue of its direct beneficial ownership of Common Shares; (ii) Minorco (U.S.A.) Inc., a Colorado corporation ("Minorco USA"), by virtue of its ownership of all the outstanding common stock of Independence; and (iii) Minorco, a company incorporated under the laws of Luxembourg ("Minorco"), by virtue of its ownership of all the outstanding common stock of Minorco USA (Independence, Minorco USA and Minorco are collectively referred to herein as the "Reporting Persons").

          The capital stock of Minorco is owned in part as follows: approximately 45.8%, directly or indirectly through subsidiaries, by Anglo American Corporation of South Africa Limited ("AAC" or "Anglo American") which is a publicly held mining and finance company and approximately 22.6%, directly or indirectly through subsidiaries, by De Beers Centenary AG ("Centenary"), a publicly held Swiss diamond mining and investment company. Approximately 38.4% of the capital stock of Anglo American is owned, directly or through subsidiaries, by De Beers Consolidated Mines Limited ("De Beers"), a publicly held diamond mining and investment company. Approximately 29.4% of the capital stock of Centenary and approximately 32.5% of the capital stock of De Beers is owned, directly or through subsidiaries, by Anglo American. De Beers owns approximately 9.5% of Centenary.
Mr. Nicholas F. Oppenheimer, Deputy Chairman and a director of Centenary and De Beers, Deputy Chairman and Executive Director of AAC, and a director of Minorco, and Mr. Henry R. Slack, a director of Terra Industries, Inc., a Maryland corporation, and Minorco U.S.A., Chief Executive, President and a director of Minorco and a director of Anglo American, have indirect partial interests in approximately 7% of the outstanding shares of Minorco and approximately 8% of the outstanding shares of Anglo American. Also, Mr. Reuben F. Richards beneficially owns 1,000 Minorco Ordinary Shares which constitutes less than one percent of the outstanding shares of Minorco. Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons and the directors and executive officers of the person ultimately in control of the Reporting Persons is set forth on Annex A attached hereto, which is incorporated herein by reference.

          The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Statement.

          (b) The address of the principal business and principal office of Independence is 5251 DTC Parkway, Suite 700, Englewood, Colorado 80111. The address of the principal business and principal office of Minorco USA is 30 Rockefeller Plaza, Suite 4212, New York, New York 10112. The address of the principal business and principal office of Minorco is 9 rue Sainte Zithe, L-2763 Luxembourg City, Grand Duchy of Luxembourg. The address of the principal business and principal office of AAC is 44 Main Street, Johannesburg, South Africa. The address of the principal business and principal office of Centenary is Langensandstrasse 27, CH 6000, Lucerne 14, Switzerland. The address of the principal business and principal office of De Beers is 36 Stockdale Street, Kimberley 8301, South Africa.

          (c) Independence is involved in mining and natural resources-related activities in North America. Minorco USA is involved in mining and natural resource-related activities in North America. Minorco is an international natural resources company with operations in gold, base metals, industrial minerals, paper and packaging and agribusiness.

                         (Page 5 of 64 pages)
          (d)  During the last five years, none of the Reporting
Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Except as otherwise indicated on Annex A, all persons named in Annex A to this Statement are citizens of the United States.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
          -------------------------------------------------

          As of October 27, 1995, Independence has acquired 1,400,000 Common Shares as partial consideration for the sale to Atlas of certain prospective mining properties located in Elko County, Nevada, pursuant to a Purchase and Sale Agreement, dated October 25, 1995, between Independence and Atlas.

ITEM 4.   PURPOSE OF TRANSACTION.
          ----------------------

          Independence acquired the Common Shares for the purpose of investment and has no present intention of exerting control over the business or assets of Atlas. Except as set forth above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has formulated any plans or proposals which relate to Atlas which would require disclosure under Item 4 of this Schedule 13D. However, the Reporting Persons may at any time, depending upon their evaluation of the business and prospects of Atlas or other developments they consider relevant, change their plans and intentions to take any and all actions they may deem appropriate with respect to their investment in Atlas. Such plans may include the increase, decrease or disposal of their investment in Atlas. Such transactions may be effected in the open market or in privately negotiated transactions. Atlas has provided Independence with certain demand and piggyback registration rights pursuant to which Atlas has agreed to register the sale of the Common Shares by Independence under the Securities Act of 1933.

          Except as described in this Item 4, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of Atlas, or the disposition of securities of Atlas; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Atlas or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of Atlas or any of its subsidiaries;
(d) any change in the present Board of Directors or management of Atlas, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or distribution policy of Atlas; (f) any other material change in Atlas' business or corporate structure; (g) any changes in Atlas' Certificate of Incorporation or other actions which may impede the acquisition of control of Atlas by any person; (h) causing a class of securities of Atlas to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of Atlas to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.
          ------------------------------------

          (a)  Independence is the beneficial owner of 1,400,000
Common Shares, which in the aggregate represents approximately 6.94% of the outstanding Common Shares. The percentage calculated in this
Item 5 is

                         (Page 6 of 64 pages)
based upon 18,777,500 Common Shares outstanding as of September 21, 1995, as disclosed in Atlas' Annual Report on Form 10-K for the fiscal year ended June 30, 1995.

          By virtue of its ownership of all the outstanding common stock of Independence, Minorco USA may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Independence. By virtue of its ownership of all the outstanding common stock of Minorco USA, Minorco may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Independence. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of
Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

          Except as indicated in this Item 5 or as set forth below, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement owns beneficially, or has any right to acquire, directly or indirectly, any Common Shares.

          (b) Independence has the power to vote or direct the vote and the power to dispose of or direct the disposition of the 1,400,000 Common Shares beneficially owned by Independence.

          By virtue of its ownership of all the outstanding common stock of Independence, Minorco USA may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Independence and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Shares beneficially owned by Independence. By virtue of its ownership of all the outstanding common stock of Minorco USA, Minorco may be deemed to possess indirect beneficial ownership of the Common Shares beneficially owned by Independence and may be deemed to possess the power to vote or direct the vote and the power to dispose of or direct the disposition of the Common Shares beneficially owned by Independence. The filing of this Statement shall not be construed as an admission by any Reporting Person that, for the purpose of
Section 13(d) or 13(g) of the Act, such Reporting Person is the beneficial owner of any securities covered by this Statement other than securities owned of record by such Reporting Person.

          (c) Except as indicated in Item 3 above, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons named in Annex A to this Statement, has effected a transaction in Common Shares during the past 60 days.

          (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Common Shares beneficially owned by Independence.

          (e)  Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
          --------------------------------------------------------
          WITH RESPECT TO SECURITIES OF THE ISSUER.
          ----------------------------------------

          Except as otherwise set forth in this Statement, to the best knowledge of the Reporting Persons, no contracts, arrangements, understandings or relationships (legal or otherwise) exist among the persons named in Item 2 or between such persons and any other person with respect to any securities of Atlas, including but not limited to transfer or voting of any of the securities, finder's fees joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving of withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.
          --------------------------------

          Exhibit A - Agreement Concerning Joint Filing of Schedule 13D Exhibit B - Purchase and Sale Agreement
          Exhibit C - Registration Rights Agreement

                         (Page 7 of 64 pages)
                               SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              INDEPENDENCE MINING COMPANY INC.


                              By:  Robert W. Micsak
                                 -------------------------------------
                                 Name:  Robert W. Micsak
                                 Title: Vice President

Dated:  November 3, 1995



                         (Page 8 of 64 pages)
                               SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              MINORCO (U.S.A.) INC.


                              By:  Ben L. Keisler
                                 -------------------------------------
                                 Name:  Ben L. Keisler
                                 Title: Vice President

Dated:  November 3, 1995



                         (Page 9 of 64 pages)
                               SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                              MINORCO


                              By:  N. Jordan
                                 -------------------------------------
                                 Name:  N. Jordan
                                 Title: Secretary

Dated:  November 3, 1995



                         (Page 10 of 64 pages)
                                ANNEX A

I. The following table sets forth certain information concerning each of the Directors and Officers of Independence.

Name:                    John J. Ellis (Director, Chairman of the
                         -------------
                         Board, Chief Executive Officer)
Citizenship:             Canadian
Business Address:        518 B Idaho Street
                         Elko, Nevada 89801
Principal Occupation:    Director, Vice President, Minorco USA

Name:                    Reuben F. Richards (Director)
                         ------------------
Citizenship:             United States of America
Business Address:        30 Rockefeller Plaza, Suite 4212
                         New York, New York 10112
Principal Occupation:    Director, Chairman of the Board, President,
                         Chief Executive Officer, Minorco USA,
                         Chairman of Terra Industries Inc.

Name:                    H.R. Slack (Director)
                         ----------
Citizenship:             United States of America
Business Address:        40 Holborn Viaduct
                         London, England EC1P 1AJ
Principal Occupation:    Director, President and Chief Executive
                         Officer, Minorco, Director, AAC

Name:                    Andrew B. Adams (Vice President, Chief
                         ---------------
                         Financial Officer, Treasurer)
Citizenship:             British
Business Address:        5251 DTC Parkway, Suite 700
                         Englewood, Colorado 80111
Principal Occupation:    Vice President, Chief Financial Officer,
                         Treasurer

Name:                    Ben Guenther (Senior Vice President,
                         ------------
                         Independence Region Resident Manager)
Citizenship:             United States of America
Business Address:        HC 31, Box 78
                         Elko, Nevada 89801
Principal Occupation:    Senior Vice President, Independence Region
Resident Manager

Name:                    Jim Komadina (Vice President, Operations,
                         ------------
                         Cripple Creek District)
Citizenship:             United States of America
Business Address:        2755 State Highway 67
                         Victor, Colorado 80860
Principal Occupation:    Vice President, Operations, Cripple Creek
                         District

Name:                    Robert W. Micsak (Vice President, General
                         ----------------
                         Counsel, Secretary)
Citizenship:             United States of America
Business Address:        5251 DTC Parkway, Suite 700
                         Englewood, Colorado 80111
Principal Occupation:    Vice President, General Counsel, Secretary

Name:                    Thomas Porter (Vice President, Independence
                         -------------
                         Region Mine Operations)
Citizenship:             United States of America
Business Address:        HC 31 Box 78
                         Elko, Nevada 89801
Principal Occupation:    Vice President, Independence Region Mine
                         Operations

                         (Page 11 of 64 pages)
II. The following table sets forth certain information concerning the Directors and other Officers of Minorco USA.

     The following list sets forth the names of certain Directors and Executive Officers of Minorco USA and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

John J. Ellis  (Director, Vice President)              Section I
R.F. Richards  (Director, Chairman)                    Section I
H.R. Slack     (Director)                              Section I

Name:                    E. G. Beimfohr (Director)
                         --------------
Citizenship:             United States of America
Business Address:        320 Park Avenue
                         New York, New York 10022-6815
Principal Occupation:    Partner, Lane & Mittendorf (Law firm)

Name:                    D. E. Fisher (Director)
                         ------------
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City
                         Luxembourg
Principal Occupation:    Finance Director, Minorco

Name:                    A. W. Lea (Director)
                         ---------
Citizenship:             South African
Business Address:        40 Holborn Viaduct
                         London, England  EC1N 2PQ
Principal Occupation:    Executive Director, Minorco, Director, AAC

Name:                    B. M. Joyce (Vice President)
                         -----------
Citizenship:             United States of America
Business Address:        Terra Centre, 600 Fourth Street,
                         Sioux City, Iowa  51101
Principal Occupation:    President and Chief Executive Officer, Terra
                         Industries Inc.

Name:                    B. L. Keisler (Director, Vice
                         President,
                         -------------
                         General Counsel and Secretary) Minorco USA
Citizenship:             United States of America
Business Address:        30 Rockefeller Plaza, Suite 4212
                         New York, New York 10112
Principal Occupation:    Director, Vice President, General Counsel and
                         Secretary, Minorco USA

Name:                    G. J. Leinsdorf (Vice President)
                         ---------------
Citizenship:             United States of America
Business Address:        250 Park Avenue, 19th Floor
                         New York, New York  10177, U.S.A.
Principal Occupation:    Director and President, Minorco (U.S.A.)
                         Marketing Corporation (Metal sales), Vice
                         President, Marketing, Minorco USA

Name:                    Michael B. Smith (Group Controller and
                         ----------------
                         Treasurer)
Citizenship:             United States of America and Canada
Business Address:        30 Rockefeller Plaza. Suite 4212
                         New York, New York 10112
Principal Occupation:    Group Controller and Treasurer, Minorco USA

                         (Page 12 of 64 pages)
III. The following table sets forth certain information concerning each of the Directors and other Officers of Minorco.

     The following list sets forth the names of certain Directors and Executive Officers of Minorco and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

E.G. Beimfohr  (Director)                              Section II
D.E. Fisher    (Finance Director)                      Section II
A.W. Lea       (Executive Director)                    Section II
R.F. Richards  (Director)                              Section I
H.R. Slack     (Director, President and Chief Executive Officer)Section I

Name:                    J. Ogilvie Thompson (Director and Chairman)
                         -------------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Chairman and Director, Minorco, Chairman and
                         Director, De Beers Consolidated Mines Limited
                         ("De Beers"), Chairman and Director, De Beers
                         Centenary AG ("Centenary"), Executive
                         Director and Chairman, AAC

Name:                    J. R. de Aragao Bozano (Director)
                         ----------------------
Citizenship:             Brazilian
Business Address:        Banco Bozano Simonsen S. A., 138 Avenida Rio
                         Branco, Rio de Janeiro, Brazil
Principal Occupation:    Chairman of the Board, Banco Bozano Simonsen
                         de Investimento S.A. (Merchant bank),
                         Chairman of the Board, Cia. Bozano Simonsen
                         Comercio e Industria S.A. (Commercial bank)

Name:                    P. C. D. Burnell (Director)
                         ----------------
Citizenship:             British
Business Address:        40 Holborn Viaduct
                         London, England  EC1N 2PQ
Principal Occupation:    Executive Director, Minorco, Director, AAC

Name:                    C. A. Crocker (Director)
                         -------------
Citizenship:             United States of America
Business Address:        The Crocker Group
                         Georgetown University
                         School of Foreign Service Intercultural Centre
                         Room 813
                         Washington D.C.  20057
Principal Occupation:    Research Professor of Diplomacy

Name:                    Viscount Etienne Davignon (Director)
                         -------------------------
Citizenship:             Belgian
Business Address:        30 Rue Royale
                         B-1000 Brussels, Belgium
Principal Occupation:    Chairman, Societe Generale de Belgique (Bank)

Name:                    E. P. Gush (Director)
                         ----------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Deputy Chairman, AAC,
                         Director, De Beers, Director, Centenary


                         (Page 13 of 64 pages)
Name:                    M. W. King (Director)
                         ----------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Finance Division Head,
                         AAC

Name:                    W. R. Loomis, Jr. (Director)
                         -----------------
Citizenship:             United States of America
Business Address:        30 Rockefeller Plaza
                         New York, New York  10112, U.S.A.
Principal Occupation:    General Partner, Lazard Freres & Co.
                         (Investment banking firm)

Name:                    J.E. Oppenheimer (Director)
                         ----------------
Citizenship:             German
Business Address:        Av Pedro de Valdivia 295
                         Santiago, Chile
Principal Occupation:    Vice President and Director, AMSA Limited
                         (Mining finance)

Name:                    N. F. Oppenheimer (Director)
                         -----------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Director and Deputy Chairman, De Beers,
                         Director and Deputy Chairman, Centenary,
                         Deputy Chairman and Executive Director, AAC

Name:                    G. W. H. Relly (Director)
                         --------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director, AAC, Director, De Beers,
                         Director, Centenary

Name:                    C. E. Ritchie (Director)
                         -------------
Citizenship:             Canadian
Business Address:        44 King Street West
                         Toronto, Ontario M5H 1E2
Principal Occupation:    Chairman of the Executive Committee and
                         Director, Bank of Nova Scotia (Commercial bank)

Name:                    R.S. Robertson (Senior Vice President)
                         --------------
Citizenship:             British
Business Address:        40 Holborn Viaduct
                         London, England EC1N 2PQ
Principal Occupation:    Senior Vice President, Minorco, Alternate
                         Director AAC

Name:                    H-J. Schreiber (Director)
                         --------------
Citizenship:             German
Business Address:        Bestor Investers Ltd.
                         10, Collyer Quay
                         11-01, Ocean Bldg.
                         Singapore 0104
Principal Occupation:    Chairman, Bestor Investers Pte. Ltd.
                         (Consulting firm)


                         (Page 14 of 64 pages)
Name:                    O.R. Smith (Director)
                         ----------
Citizenship:             United States of America
Business Address:        101 Wood Avenue
                         Iselin, New Jersey 08830-0770
                         U.S.A.
Principal Occupation:    Chairman, Director and Chief Executive
                         Officer of Engelhard Corporation

Name:                    T. C. A. Wadeson (Director)
                         ----------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Group Technical
                         Director, AAC

Name:                    P. S. Wilmot-Sitwell (Director)
                         --------------------
Citizenship:             British
Business Address:        40 Holborn Viaduct
                         London, England  EC1N 2PQ
Principal Occupation:    Chairman, Mercury World Mining Trust PLC,
                         Non-Executive Director, S.G. Warburg
                         Securities Limited

Name:                    G. S. Young (Executive Director)
                         -----------
Citizenship:             South African
Business Address:        Praca da Republica, 497-80 andar, 01045 - Sao
                         Paulo - SP, Brasil
Principal Occupation:    Chairman and Chief Executive Officer, AMSA
                         Limited (Mining finance), Director, AAC

Name:                    N. Jordan (Secretary)
                         ---------
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Secretary, Minorco

Name:                    D.A. Turner (Vice President, Financial
                         -----------
                         Planning)
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Vice President, Financial Planning, Minorco

Name:                    A. R. Attwood (Treasurer)
                         -------------
Citizenship:             British
Business Address:        9 rue Sainte Zithe
                         L-2763 Luxembourg City, Luxembourg
Principal Occupation:    Treasurer, Minorco

Name:                    M. J. Gordon (Senior Vice President)
                         ------------
Citizenship:             British
Business Address:        40 Holborn Viaduct
                         London, England  EC1N 2PQ
Principal Occupation:    Senior Vice President, Corporate Finance,
                         Minorco


                         (Page 15 of 64 pages)
IV. The following table sets forth certain information concerning each of the Executive Directors, Directors, Alternate Directors and other Officers of AAC.

     The following list sets forth the names of certain Executive
Directors, Directors, Alternate Directors and Officers of AAC and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

P.C.D. Burnell (Director)                              Section III
E.P. Gush      (Executive Director and Deputy Chairman)Section III
M.W. King      (Executive Director)                    Section III
A.W. Lea       (Director)                              Section II
N.F. Oppenheimer(Deputy Chairman and Executive Director)Section III
G.W.H. Relly   (Executive Director)                    Section III
R.S. Robertson (Alternate Director)                    Section III
H.R. Slack     (Director)                              Section I
J. Ogilvie Thompson(Chairman and Executive Director)   Section III
T.C.A. Wadeson (Executive Director)                    Section III
G.S. Young     (Director)                              Section III

Name:                    P. M. Baum (Alternate Director)
                         ----------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Secretary to Executive
                         Committee, AAC

Name:                    W. G. Boustred (Executive Director and Deputy
                         --------------
                         Chairman)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Deputy Chairman, AAC,
                         Director, Anglo American Industrial
                         Corporation Limited (Industrial holding
                         company) ("AMIC"), Director Anglo American
                         Coal Corporation Limited (Coal mining,
                         treatment and marketing company) ("AMCOAL")

Name:                    L. Boyd (Executive Director and Deputy
                         -------
                         Chairman)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Deputy Chairman, AAC,
                         Director and Chairman, AMIC

Name:                    H. M. Brown (Alternate Director)
                         -----------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Consulting Engineer,
                         AAC

Name:                    A. H. Calver (Alternate Director and Deputy
                         ------------
                         Technical Director, Engineering)
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Deputy Technical
                         Director, Engineering, AAC


                         (Page 16 of 64 pages)
Name:                    J. W. Campbell (Alternate Director)
                         --------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC, Managing Director,
                         De Beers Industrial Diamond Division (Pty)
                         Limited (Diamond trading company)

Name:                    G. A. Chalmers (Group Accountant)
                         --------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Group Accountant, AAC

Name:                    T. N. Chapman (Director)
                         -------------
Citizenship:             South African
Business Address:        Great Westerford, Rondebosch, 7700
                         Republic of South Africa
Principal Occupation:    Director, AAC, Chairman of The Southern Life
                         Association Limited (Life insurance company)

Name:                    R. M. Crawford (Alternate Director and
                         --------------
                         Manager)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Manager, Diamond
                         Services Division, AAC, Director, De Beers,
                         Director, Centenary

Name:                    A. D. Deuchar (Executive Director and Deputy
                         -------------
                         Technical Director, Metallurgy)
Citizenship:             Australian
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Deputy Technical
                         Director, Metallurgy, AAC

Name:                    J. F. Drysdale (Alternate Director)
                         --------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC

Name:                    C.T. Elphick (Alternate Director)
                         ------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC

Name:                    D. M. L. Farry (Assistant Secretary)
                         --------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Assistant Secretary, AAC


                         (Page 17 of 64 pages)
Name:                    R. M. Godsell (Executive Director)
                         -------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director, AAC, Deputy Chairman and
                         Chief Executive, Gold and Uranium Division,
                         AAC, Director, Anglo American Gold Investment
                         Company Limited ("AMGOLD")

Name:                    R. A. A. Gower (Alternate Director)
                         --------------
Citizenship:             South African
Business Address:        CDM Centre, 10 Bulow Street
                         Windhoek, 9000 Namibia
Principal Occupation:    Alternate Director, AAC

Name:                    R. A. Hambro (Alternate Director)
                         ------------
Citizenship:             British
Business Address:        J O Hambro & Company, Ltd.
                         30 Queen Anne's Gate
                         London SW1H 9AL, England
Principal Occupation:    Investment Bankers Director, J O Hambro &
                         Company, Limited (Investment banking firm)

Name:                    R. N. Hambro (Director)
                         ------------
Citizenship:             British
Business Address:        J O Hambro & Company, Ltd.
                         30 Queen Anne's Gate
                         London SW1H 9AL, England
Principal Occupation:    Investment Bankers Director, J O Hambro &
                         Company, Limited (Investment banking firm)

Name:                    J. B. Hawthorne (Alternate Director and
                         ---------------
                         Deputy Technical Director, Geology)
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Deputy Technical
                         Director, Geology, AAC

Name:                    M. J. Henrey (Alternate Director)
                         ------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC, Director, E.
                         Oppenheimer and Son (Pty) Limited (Investment holding firm)

Name:                    G. M. Holford (Alternate Director)
                         -------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Finance Manager,
                         Financial Management and Consulting Services,
                         AAC

Name:                    J. A. Holmes (Director)
                         ------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Director, AAC


                         (Page 18 of 64 pages)
Name:                    K. M. Hosking (Alternate Director)
                         -------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC, Managing Director,
                         Anglo American Farms Limited (Farming
                         company), Director, AMGOLD

Name:                    J.C.L. Keswick (Director)
                         --------------
Citizenship:             British
Business Address:        41 Tower Hill
                         London EC3N 4HA, England
Principal Occupation:    Director, AAC, Director and Chairman, Hambros
                         Bank Limited, Director, De Beers, Director,
                         Centenary

Name:                    N. J. Keys (Alternate Director)
                         ----------
Citizenship:             Australian
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, Projects Director, New
                         Mining Business Division, AAC

Name:                    R. P. Lander (Executive Director)
                         ------------
Citizenship:             Zimbabwean
Business Address:        70 Samora Machel Avenue
                         Harare C.4, Zimbabwe
Principal Occupation:    Executive Director, AAC, Chief Executive,
                         Anglo American Corporation Services Limited
                         (Finance, investment and administration
                         company)

Name:                    G. G. L. Leissner (Alternate Director)
                         -----------------
Citizenship:             South African
Business Address:        First Floor, 11 Diagonal Street,
                         Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC, Managing Director,
                         Anglo American Property Services
                         (Proprietary) Limited (Property development and administration company), Director and
                         Chairman, Anglo American Properties Limited
                         (Property investment company)

Name:                    C. L. Maltby (Secretary)
                         ------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Secretary, AAC

Name:                    N. Mayer (Alternate Director)
                         --------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, Managing Director, Gold
                         and Uranium Division, AAC

Name:                    A. B. McKerron (Executive Director)
                         --------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Chairman, New Mining
                         Business Division, AAC


                         (Page 19 of 64 pages)
Name:                    D. M. J. Ncube (Alternate Director)
                         --------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Director and Chairman, African Life Assurance
                         Company Limited (life insurance company)

Name:                    M. C. O'Dowd (Executive Director)
                         ------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director, AAC, Chairman of the
                         Chairman's Fund, (Community development and education organization)

Name:                    A. E. Oppenheimer (Director)
                         -----------------
Citizenship:             British
Business Address:        17 Charterhouse Street London EC1N 6RA,
                         England
Principal Occupation:    Director, AAC, Director and Deputy Chairman,
                         The Diamond Trading Company (Pty) Limited
                         (Diamond trading company), Director, De
                         Beers, Director, Centenary

Name:                    G.R. Pardoe (Alternate Director)
                         -----------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director, AAC, Financial
                         Director, AMIC

Name:                    G. M. Ralfe (Director)
                         -----------
Citizenship:             South African
Business Address:        17 Charterhouse Street
                         London EC1N 6RA, England
Principal Occupation:    Director, The Diamond Trading Co. (Pty)
                         Limited (Diamond trading company), Director,
                         AAC, Director, De Beers, Director, Centenary

Name:                    M. A. Ramphele (Director)
                         --------------
Citizenship:             South African
Business Address:        University of Cape Town
                         Rondebosch, 7700
                         Republic of South Africa
Principal Occupation:    Deputy Vice-Chancellor, University of Cape
                         Town (Academic)

Name:                    D. Rankin (Executive Director)
                         ---------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director, AAC, Chairman, AMCOAL

Name:                    P. F. Retief (Director)
                         ------------
Citizenship:             South African
Business Address:        Consolidated Building, Cor. Fox and Harrison
                         Streets, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Chairman, Johannesburg Consolidated
                         Investment Company Limited (Investment
                         company), Director, Standard Bank Investment
                         Corporation Limited (Bank holding company)


                         (Page 20 of 64 pages)
Name:                    C. J. Saunders (Director)
                         --------------
Citizenship:             South African
Business Address:        The Tongaat-Hulett Group Ltd., Main Avenue,
                         Maidstone, 4380
                         Republic of South Africa
Principal Occupation:    Executive Chairman, The Tongaat-Hulett Group
                         Limited (Industrial processing company),
                         Director, Standard Bank Investment
                         Corporation Limited (Bank holding company),
                         Director, AMIC

Name:                    M.W. Spicer (Alternate Director)
                         -----------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Group Public Affairs
                         Consultant, AAC

Name:                    J. H. Steyn (Director)
                         -----------
Citizenship:             South African
Business Address:        14 Keerom Street, Cape Town, 8001
                         Republic of South Africa
Principal Occupation:    Director, Barlow Limited (Industrial holding
                         company), Director, First National Bank
                         Holdings Limited (Bank holding company)

Name:                    C. L. Sunter (Executive Director)
                         ------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director and Chairman, Gold and
                         Uranium Division, AAC, Director, AMGOLD

Name:                    D. L. Titlestad (Alternate Director)
                         ---------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Manager, Legal
                         Services, AAC

Name:                    A. J. Trahar (Executive Director)
                         ------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Executive Director, AAC, Director and Deputy
                         Chairman, AMIC, Executive Chairman, Mondi
                         Limited (Paper manufacturer)

Name:                    K. J. Trueman (Alternate Director)
                         -------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Managing Director,
                         Coal Division, AAC, Managing Director, AMCOAL

Name:                    D. J. van Jaarsveld (Alternate Director)
                         -------------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Consulting Engineer,
                         Diamond Services Division, AAC


                         (Page 21 of 64 pages)
Name:                    K. H. Williams (Alternate Director)
                         --------------
Citizenship:             South African
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Director, Marketing,
                         Gold and Uranium Division, AAC, Director,
                         AMGOLD

Name:                    C. W. P. Yates (Alternate Director)
                         --------------
Citizenship:             British
Business Address:        44 Main Street, Johannesburg, 2001
                         Republic of South Africa
Principal Occupation:    Alternate Director and Finance Manager,
                         Corporate and International Finance
                         Department, AAC

                         (Page 22 of 64 pages)
V. The following table sets forth certain information concerning each of the Directors and other Officers of Centenary.

     The following list sets forth the names of the Chairman and certain Directors of Centenary and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

J. Ogilvie Thompson(Director and Chairman)             Section III
N.F. Oppenheimer(Director and Deputy Chairman)         Section III
R.M. Crawford  (Director)                              Section IV
E.P. Gush      (Director)                              Section III
A.E. Oppenheimer(Director and President)               Section IV
G.W.H. Relly   (Director)                              Section III
G.M. Ralfe     (Director)                              Section IV

Name:                    J. A. Barbour (Director)
                         -------------
Citizenship:             British
Business Address:        17 Charterhouse Street
                         London EC1N 6RA, England
Principal Occupation:    Director, De Beers, Director, Centenary

Name:                    G. F. H. Burne (Director)
                         --------------
Citizenship:             British
Business Address:        17 Charterhouse Street
                         London, England  EC1N 6RA
Principal Occupation:    Director, De Beers, Director, Centenary,
                         Member of the Executive Committee, The
                         Central Selling Organization

Name:                    T. W. H. Capon (Director)
                         --------------
Citizenship:             British
Business Address:        17 Charterhouse Street
                         London EC1N 6RA, England
Principal Occupation:    Director, De Beers, Director, Centenary,
                         Member of the Executive Committee, The
                         Central Selling Organization

Name:                    L. A. Lincoln (Director)
                         -------------
Citizenship:             South African
Business Address:        Langensandstrasse 27
                         CH 6000 Lucerne 14
                         Switzerland
Principal Occupation:    Director, De Beers, Director, Centenary

Name:                    B. Marole (Director)
                         ---------
Citizenship:             Motswana
Business Address:        Private Bag 0018, Gaborone, Botswana
Principal Occupation:    Permanent Secretary, Ministry of Mineral
                         Resources and Water Affairs, Botswana

Name:                    O.K. Matambo (Director)
                         ------------
Citizenship:             Motswana
Business Address:        Private Bag 008, Gaborone,
                         Botswana
Principal Occupation:    Permanent Secretary, Ministry of Finance and
                         Development Planning, Botswana


                         (Page 23 of 64 pages)
Name:                    J. P. Pudney (Director)
                         ------------
Citizenship:             British
Business Address:        17 Charterhouse Street, London, England  EC1N
                         6RA
Principal Occupation:    Director, De Beers, Director, Centenary,
                         Member of Executive Committee, The Central
                         Selling Organization

                         (Page 24 of 64 pages)
VI. The following table sets forth certain information concerning each of the Directors and other Officers of De Beers.

     The following list sets forth the names of the Chairman and certain Directors of De Beers and the sections of this Annex "A" in which other information concerning them is set out, to which sections reference is hereby made:

J. Ogilvie Thompson(Director and Chairman)             Section III
N.F. Oppenheimer(Director and Deputy Chairman)         Section III
J.A. Barbour   (Director)                              Section V
G.F.H. Burne   (Director)                              Section V
T.W.H. Capon   (Director)                              Section V
R.M. Crawford  (Director)                              Section IV
E.P. Gush      (Director)                              Section III
J.C.L. Keswick (Director)                              Section IV
L.A. Lincoln   (Director)                              Section V
B. Marole      (Director)                              Section V
O.K. Matambo   (Director)                              Section V
A.E. Oppenheimer(Director)                             Section IV
J.P. Pudney    (Director)                              Section V
G.M. Ralfe     (Director)                              Section IV
G.W.H. Relly   (Director)                              Section III

                         (Page 25 of 64 pages)
                             EXHIBIT INDEX

                                                                  Page
                                                                  ----

A  Agreement Concerning Joint Filing of Schedule 13D               27

B  Purchase and Sale Agreement                                     29

C  Registration Rights Agreement                                   57


                          Page 26 of 64 pages